UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 000-25867

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nautilus, Inc.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nautilus, Inc.

1400 NE 136th Avenue

Vancouver, WA 98684

NAUTILUS 401(k) SAVINGS PLAN

EXHIBIT 23 – Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

(1)	Schedules required by Form 5500 that are not applicable have not been included.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Nautilus, Inc. 401(k) Savings Plan

Vancouver, Washington

We have audited the accompanying statements of net assets available for benefits of Nautilus, Inc. 401(k) Savings Plan (the “Plan”), formerly The Nautilus Group, Inc. 401(k) Savings Plan, as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon

June 28, 2005

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair value (Note 3)	$13,556,426	$10,553,047

Receivables:
Employee contributions	80,262	86,290
Employer matching contributions	632,639	549,273

Total receivables	712,901	635,563

LIABILITIES:
Other payables	(107,473)	(2,340)

NET ASSETS AVAILABLE FOR BENEFITS	$14,161,854	$11,186,270

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Interest and dividends	$303,962	$122,108
Net appreciation in fair value of investments (Note 3)	1,515,262	1,795,756

Net investment income	1,819,224	1,917,864

Contributions:
Participant contributions	2,055,037	2,159,076
Employer matching contributions	643,168	549,273
Rollover contributions	59,302	75,553

Total contributions	2,757,507	2,783,902

Total additions	4,576,731	4,701,766
DEDUCTIONS:
Benefits paid to participants	1,601,147	1,220,106

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,975,584	3,481,660
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	11,186,270	7,704,610

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$14,161,854	$11,186,270

See notes to financial statements.

NAUTILUS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following description of Nautilus, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions. On March 14, 2005, the plan changed its name from The Nautilus Group, Inc. 401(k) Savings Plan to Nautilus, Inc. 401(k) Savings Plan.

General – The Plan is a defined contribution 401(k) plan maintained for the benefit of all eligible employees of Nautilus, Inc., formerly The Nautilus Group, Inc. (the “Company”). The Plan was established effective January 1, 1999 and contributions to the Plan began on March 4, 1999. Effective January 1, 2004, the Company adopted a new plan document in conjunction with a change in plan trustee and plan recordkeeper. The adoption of the new plan document had no effect on participant benefits or net assets available for benefits.

Eligibility –The Plan is available to all eligible employees of the Company who are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee – As of January 1, 2004, T. Rowe Price Trust Company (“T. Rowe Price”) is the Plan’s trustee and holds all investments of the Plan. Prior to January 1, 2004, Security Trust Company, N.A. was the Plan’s trustee and held all investments of the Plan.

Administration of the Plan – The Company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide recordkeeping services with respect to the Plan. Prior to January 1, 2004, the Company contracted with Invesmart, Inc. to provide recordkeeping services with respect to the Plan.

Contributions – Participants may voluntarily contribute between 1% and 50% of their compensation (between 1% and 30% in 2003), limited to $13,000 and $12,000 in 2004 and 2003, respectively, as prescribed by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. After tax contributions are not permitted by the Plan. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds, one trust fund and a Company stock fund as investment options for participants. Participants may not direct more than 20% of their voluntary contributions or transfer more than 20% of their account balance into the Company stock fund.

The Company is required to contribute and allocate to each eligible participant matching contributions equal to 50% of the participant’s elective deferral up to 6% of the participant’s eligible compensation. Matching contributions are subject to certain limitations. Participants must be employed by the Company for 12 consecutive months in order to become eligible to begin earning matching contributions. Once eligibility has been established, participants must work a minimum of 1,000 hours during the Plan year and be employed by the Company on the last day of the Plan year to be eligible to receive matching contributions.

Participant Accounts – A separate account is maintained for each participant, which is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings or losses. Allocation of Plan earnings or losses is based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. A participant vests in the Company’s matching contributions and earnings or losses thereon pursuant to the following vesting schedule.

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Payment of Benefits – Upon termination of service, a participant will be paid either a lump-sum amount equal to their vested account value or they may elect to maintain their account in the Plan until a future date or elect to receive installment payments.

Forfeitures – Forfeited balances of terminated participants’ nonvested accounts are first used to restore participants’ accounts that return to work for the Company before the end of five consecutive breaks in service and then are used to reduce future employer matching contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $25,891 and $7,945 respectively. Also, in 2004, employer matching contributions were reduced by $12,145 from forfeited nonvested accounts.

Loans – Loans to participants are not permitted under the Plan. However, StairMaster employees with loans that existed prior to the acquisition in February 2002 were permitted to rollover any remaining loan balance into the Plan for repayments only.

Termination – Although it has not expressed any intent to do so, the Company may terminate the Plan or discontinue contributions at any time, subject to the provisions of ERISA. In the event of total or partial termination of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value, which is based on published market prices at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefits are recorded when paid.

Administrative Expenses – Administrative expenses are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes – The Plan document is based on a prototype plan and adoption agreement, which were approved by the Internal Revenue Service (“IRS”), as to form. However, the Plan has not yet received a determination letter from the IRS for the specific provisions of the adoption agreement as adopted by the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

During the year ended December 31, 2004 and 2003, the Plan failed to pass the requirements for the Actual Deferral Percentage (“ADP”) discrimination test. To maintain its qualified status, the Plan distributed the excess contributions subsequent to December 31, 2004 and 2003. The excess contributions are included as other payables in the Statement of Net Assets Available for Benefits at December 31, 2004 and 2003.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2004	2003
Growth Stock Fund	$3,345,702	$—
Balanced Fund	1,728,576	—
Company Common Stock	1,657,662	973,119
TRP Stable Value Fund Sch E	1,390,131	—
Mid-Cap Growth Fund	1,032,816	—
Equity Income Fund	923,060	—
PIMCO Total Return Fund	896,157	—
Small-Cap Value Fund	745,906	—
American Funds Growth Fund of America	—	2,060,495
American Funds American Balanced	—	1,496,996
MetLife Stable Value	—	1,177,303
American Funds New Perspective	—	1,039,924
Dreyfus Premier Core Bond	—	849,304
American Funds Fundamental Investors	—	760,465
Franklin Small Cap Growth	—	677,282

Net appreciation by investment type for the years ended December 31 is as follows:

	2004	2003
Mutual Funds	$780,523	$1,748,655
Common Trust Fund	1,252	—
Company Common Stock	733,487	47,101

Total	$1,515,262	$1,795,756

4.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of the Company’s common stock at the direction of the participants.

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	CONCENTRATION OF RISK

The Plan’s assets consist of financial instruments including temporary cash investments, mutual funds, a common trust fund and Company common stock. These financial instruments may subject the Plan to concentrations of risk as, from time to time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, and investments in mutual funds, common trust fund and Company common stock are subject to changes in market values of such investments. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NAUTILUS, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) Identity of Issue/ (c) Description of Investment	(d) Cost(1)	(e) Current Value
	MUTUAL FUNDS:
	Bond Funds
	PIMCO Total Return Fund		$896,157
	Stock Funds
*	Balanced Fund		1,728,576
	Brown Capital Management Fund		77,548
*	Equity Income Fund		923,060
*	Equity Index 500 Fund		597,617
*	Growth Stock Fund		3,345,702
*	International Stock Fund		606,154
*	Mid-Cap Growth Fund		1,032,816
*	Mid-Cap Value Fund		126,643
*	Retirement Income Fund		9,762
*	Retirement 2010 Fund		38,641
*	Retirement 2020 Fund		115,953
*	Retirement 2030 Fund		159,883
*	Retirement 2040 Fund		83,977
*	Small-Cap Value Fund		745,906

	Total mutual funds		10,488,395

	COMMON TRUST FUNDS:
*	TRP Stable Value Fund Sch E		1,390,131

	COMPANY COMMON STOCK:
*	Nautilus, Inc.		1,657,662

	PARTICIPANT LOANS - (Interest rates ranging from
	7.0% to 11.0%, maturing from 8/3/2005 to 4/4/07)		20,238

	TOTAL INVESTMENTS		$13,556,426

*	Denotes a party-in-interest with respect to the Plan

(1)	Historical cost information is not required for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of Nautilus, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAUTILUS, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date:	June 28, 2005	By:	/s/ WILLIAM D. MEADOWCROFT
William D. Meadowcroft Chief Financial Officer, Treasurer and Secretary Nautilus, Inc.